Exhibit (a)(5)(cxliii)

Contact:	Jennifer Glass Oracle Corp. (650) 633-6192 jennifer.glass@oracle.com

ORACLE PREVAILS IN ANTITRUST LAWSUIT

Committed to Acquiring PeopleSoft

REDWOOD SHORES, Calif., September 9, 2004 — Oracle Corporation (NASDAQ: ORCL) announced today that it has prevailed in a lawsuit filed by the Department of Justice seeking to block its proposed acquisition of PeopleSoft, Inc. (NASDAQ: PSFT). The decision removes a significant roadblock to the acquisition.

“This decision puts the onus squarely on the board of PeopleSoft to meet with us and to redeem their poison pill so that the shareholders can accept our offer,” said Oracle Chairman Jeffrey O. Henley.

Oracle’s tender offer for all of PeopleSoft’s shares at $21.00 per share in cash represents a premium of 17% ($17.95) to close of market on September 9, 2004, and a premium of 39% ($15.11) to close of market on June 5, 2003, the day before Oracle originally announced its bid to acquire PeopleSoft.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on February 12, 2004 and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

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